FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159

Important Information

In connection with the proposed acquisition by Vulcan Materials Company of Florida Rock Industries, Inc., a registration statement on Form S-4 was filed by Virginia Holdco, Inc., a wholly-owned subsidiary of Vulcan Materials, with the SEC on July 13, 2007 (Registration No. 333-142060), as amended by Post-Effective Amendment No. 1 filed on October 16, 2007, containing a definitive proxy statement/prospectus and other documents filed by Vulcan Materials and Florida Rock. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus was mailed to shareholders of Florida Rock on or about July 17, 2007. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to manage and successfully integrate acquisitions; risks and uncertainties related to the proposed transaction with Florida Rock Industries, Inc. (Florida Rock) including the ability to successfully integrate the operations of Florida Rock and to achieve the anticipated cost savings and operational synergies following the closing of the proposed transaction with Florida Rock; and other assumptions, risks and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

Unless otherwise noted, the information provided herein is provided on a pro forma basis, to the extent the parties dispose of any assets in connection with the merger, certain of the data will be affected.

[Following are excerpts from a slide presentation and an oral presentation given by Vulcan Materials Company management at an industry conference on November 7, 2007.]

Florida Rock enhances our reserve position.

WE MINE VALUE.

Aggregates Reserves
Billions of Tons**
7.5
-2.4
6.3
11.4
2.5
13.9
1996 Vulcan Reserves
Shipments
Additions
2006 Vulcan Reserves
Florida Rock Reserves
Pro Forma Combined

Average Reserve Life
Years*
45
56
Vulcan
Florida Rock

Note: Calculations exclude any potential asset exchanges or disposals required as part of Dept. of Justice approval process.

** Calculated using FY06 sales volumes*

*** Source: SEC reports for VMC and FRK*

IR Handout, November, 2007

Ajay Kejriwal - Goldman Sachs - Analyst

So here's the format. I plan to get through to some questions, and after that we'll open it up for questions from the audience. Don, just wanted to start with the Florida Rock transaction expected to close in a few days and I was wanting to talk a little bit about what are the challenges you expect in the integration and what the risks you see as you integrate this large acquisition.

Don James - Vulcan Materials - Chairman, CEO

Sure. Let me talk a little bit about what Vulcan's long-term strategy has been. At least for the last decade, we have focused on our aggregates business. We believe it is the key to the opportunity for us. We have made a number of acquisitions and have opened greenfield sites in some of the faster-growing markets in the country.

Today, California is our largest market. We acquired CalMat, a New York Stock Exchange public company and took control of that in the beginning of 1999. We have had great success in California and been delighted that we were there. One of the issues that we face and certainly Ajay, Florida Rock has this issue as well, and that is residential.

Historically, residential has accounted for about 20% of our total demand for aggregates. It moved up to about 25% or 26% at the peak of the housing cycle for us, which was back in about 2005. It's now down probably below 20%. But as we look -- as we look at what drives demand for our products, it is tied to job growth, population growth, household formation.

The states where you have the largest absolute job growth are California, Texas, and Florida. Those also happen to be the states in which there have been very significant price increases for our materials over the last several years. And the reason for that is those are the states that have the highest growth in demand, the highest population growth and yet the most limited reserve availability.

As a result of that, while our other end markets, highways, public infrastructure, private non-res, have continued to grow in those markets, residential has been down, our total aggregate shipments year-to-date 2007 are about the same level we had year-to-date 2003, before the big spike up in residential demand, and yet our operating earnings have doubled in that same time period based off the same volume.

We believe that is at least in part to the execution of our strategy of being a major player in fast-growth markets with a declining reserve base. Florida Rock is another step in the execution of that strategy. We recognize that housing is weak in Florida because of the big spike up in demand. Housing is also weak in Phoenix, it's weak in southern California, it's weak in Washington, DC. Our attraction to Florida Rock was its reserve base, or aggregate reserve base.

We have taken great pride in building our reserve base at Vulcan up to about 43, 44 years at current production levels, the vast majority of that in high-growth metropolitan areas. The vast majority of that could not be permitted and zoned today, but when we look at Florida Rock, it has more reserves than Vulcan. Its reserve base is something like approaching 60 years, or in the high 50s. We think that's a real key to the value of Florida Rock going forward.

The supply-demand dynamics in Florida are even more acute than they are in states like California. You're all aware of the Lake Belt litigation. That's been going on for a number of years. We've been following that. We have no idea how that's going to come out, but the likelihood is the business as usual and the existing reserve base in Florida will not go unaffected by that litigation.

So the challenges in Florida Rock, culturally, Florida Rock and Vulcan are very similar companies. Our philosophies have been very similar. We don't expect problems with integration. We are putting the Vulcan Florida assets into the new Florida Rock division, which will be run by Tom Baker, of the Baker family that's been running Florida Rock since its inception.

The other Florida Rock assets outside of Florida will be folded into Vulcan's existing operating divisions. That's something we do all day, every day. We fold acquisitions in consistently, so we don't believe the integration issues present significant challenges. Obviously, market demand in Florida in the near term will be a challenge.

Our challenge is going to be to get our synergies in place as quickly as we possibly can and to be positioned to continue to serve the customer base in Florida and to be well positioned whatever the outcome of the Lake Belt litigation to serve that market.

Ajay Kejriwal

Great. You alluded to market demand being a concern near term in Florida. In the past you've talked about how pricing for that has been offset. And in that context, when your competitors put forth a pricing increase, a $5.00 price increase, recently, and there is some more pricing that's put some up next year. So I was wondering if you could comment on what are you seeing in terms of pricing in that market? Is that pricing position holding and what's your outlook for pricing in '08?

Don James

Well, as you all probably know, if you've followed the industry, Cemex acquired Rinker. That transaction closed earlier this year. Rinker is really the largest materials supplier in the state of Florida. Not long after Cemex acquired Rinker, Cemex announced a $5.00 per ton price increase for construction aggregates. I think the other producers in Florida have all followed that.

That will probably certainly take effect by January 1. Depending upon which market you are in Florida, that's a greater or lesser percentage. But I've been in this industry, as you said earlier, about 14 years. I've never seen a $5.00 a ton price increase. But the realities are reserves are shrinking and even with diminished demand from residential, there's a very strong imbalance between supply and demand.

The state of Florida has published a study pointing that out, as has the state of California. In both of those states, supply and demand, there's a great imbalance there. In California, the imbalance is certainly made more extreme by the $148 billion infrastructure program that's about to kick off. To put that in context, the Caltrans budget in '05 was $900 million and they're about to spend $148 billion over the next 10 years.

We have a little piece in our handout from the California study. This is not a Vulcan study. This is a California state study, pointing out the supply-demand imbalance in market after market after market in California. Ajay, the same thing exists in Florida. More and more material will be imported into Florida by ship and by rail. We have been positioned ourselves at Vulcan strategically to be a major player in that shift as we go forward, and the shift is occurring. The Lake Belt litigation just may accelerate that shift.

Ajay Kejriwal

Very good point on California, and we'll come with more questions on that. But sticking with Florida for a minute and just to clarify on that $5.00 increase, is that what you expect in total between now and early next year or you expect another $5.00 in Jan.

Don James

I think the $5.00 we're talking about is something that will go into effect essentially January 1. Now, beyond that, I think you have to watch the Lake Belt litigation to see what happens.

Ajay Kejriwal

Just on that Lake Belt litigation, if you could provide us with some milestones and what's the timeline, what should we be looking for?

Don James

Well, if you're aware of that litigation, a Federal judge in Miami ruled that all of the permits for all of the 55 million tons of production that occurs in Lake Belt were invalidly issued by the Army Corps of Engineers and there are a number of points the judge made. That decision is on appeal to the United States Court of Appeals for the 11th Circuit in Atlanta. That's been briefed. It will be argued on November the 28th. I don't know what the timing of a decision will be.

The Army Corps of Engineers has put out a public statement as they're looking at their permitting issues around this whole piece of litigation and they have put out for public comment seven different alternatives for mining in the Lake Belt district, from ending it completely to continuing it uninterrupted and there are various scenarios in between. Our understanding is the Corps of Engineers will come out with a new environmental impact statement relating to the mining there in Miami.

The reason the Corps of Engineers is involved is all of this mining is occurring in wetlands and therefore that's the jurisdiction of the U.S. Army Corps of Engineers. We expect sometime after the 1st of the year there will be an opinion by the federal appellate court. There will be presumably related action by the Corps of Engineers.

Again, we have tried to look at the full range of possible outcomes and have developed various strategies both for Vulcan standalone and for Vulcan and Florida Rock combined to address the range of issues that may present themselves as a result of this whole Lake Belt situation.

Ajay Kejriwal

So in a scenario where existing capacity that's been closed remains closed, how do you react to that or how are you transitioning Vulcan to benefit from that opportunity?

Don James

We have a wonderful quarry on the Yucatan Peninsula just south of Cancun that has been supplying material by ship into Florida and Texas and all points on the Gulf Coast for a number of years. Even without regards to Lake Belt litigation, the growing demand and limited supply of materials in Florida has caused us to expand the capacity of our plant in Mexico. We added about three million tons of capacity. That's just come onstream.

We commissioned the construction of a new ship in China which we christened last month. It's now in service, so we now have both the production capacity, as well as the transportation capacity to serve Florida. We are expanding our Tampa ship-serve distribution yard. We've opened a new ship-serve distribution yard at Port Canaveral on the east coast of Florida. Certainly we have a new yard at Port Manatee, which is on the west coast of Florida, south of Tampa.

We and Florida Rock have substantial rail-served quarries in Georgia and Alabama that are currently railing material into Florida and certainly we can expand the shipments from those quarries into the state rapidly as conditions indicate is appropriate.

Unidentified Audience Member

Hi. Dan gave us a nice picture of the structure cost, fixed versus variable. I'm wondering if you could wave a wand and assume, say, flat volume during the 2008, and also leave aside mix factors, because I know geographic mix plays a factor. I'm wondering what kind of underlying cost inflation you're looking at. And I'm thinking particularly the recent increase in fuel prices we've seen, but there may be others. I'm also thinking of the productivity improvements that you get through your capital expenditures and those are a benefit on the cost side, but what sort of underlying cost inflation do you think you're going to have as you go into 2008?

Dan Sansone - Vulcan Materials - SVP, CFO

I might answer it this way. I think the effects of capital improvement projects throughout the system should substantially offset wage inflation and then some. It's just going to be very plant by plant, region by region. But I think in principle we would expect in a stable environment that we would see year-over-year productivity improvements as an outcropping of either capital expenditures or other productivity initiatives, be they Six Sigma or Lean Manufacturing initiatives.

The tougher part to predict is the supplies and parts cost, things that are based on the price of steel, things that are based on the price of rubber or have a high energy component in it like explosives. Our explosive costs are going up sharply. There's a natural gas driver to explosives that's used in the production process.

It's just real hard to predict quite frankly what those -- and we have budgets and estimates, but at the end of the day, the ability to predict those is quite difficult. I think the piece that's the most difficult to predict and the most dramatic is going to be the energy costs coming out of diesel. If diesel stays basically flat, I think our costs look very, very good.

We've published a metric, and I hope I get it right, Mark. Every $0.10 change in the cost per gallon of diesel fuel will have approximately a $6 million pre-tax impact on the earnings of Vulcan. That does not include the Florida Rock business. We've yet to be able to calibrate that for Florida Rock. We'll be doing that obviously very quickly after closing and subsequently we'll provide you that sensitivity as well.

But I think of all those variables right now, the one that's the toughest to guess is diesel fuel, and that's the best way to I think answer the question, is that's the metric. Make your own guess and I think you'll be close.

***

Unidentified Audience Member

(inaudible question -- microphone inaccessible) that say assets have to be divested in terms of quarries or ready-mix plants?

Don James

The Justice Department has not yet finalized its consent decree, as far as I know. We expect we will divest some quarries in some markets. Our strategy is to offer those to people who will put swaps as part of the consideration. There are several reasons for that. The quarries that may need to be divested are all in very good markets. They're all very profitable quarries.

These are assets that everybody in the industry would love to have. If we sell them for cash, we will have tax leakage. We run our business for cash and so tax leakage is not something we are enthusiastic about. So we are asking the buyers to come forward with swaps and that will be our strategy. We expect to be able to achieve a substantial portion of the divestitures through swaps for other aggregates profitably.